UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Technip Energies N.V.

(Name of Issuer)

Ordinary Shares, €0.01 nominal value per share

(Title of Class of Securities)

87854Y109

(CUSIP Number)

Sophie Paquin

Bpifrance Participations S.A.

27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

+33 1 53 89 87 89

With copies to:

Pierre-Yves Chabert

Cleary Gottlieb Steen & Hamilton LLP

12, rue de Tilsitt

75008 Paris, France

Telephone: +33 1 40 74 68 00

Facsimile: +33 1 40 74 68 88

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87854Y109

1.	Names of Reporting Persons. Bpifrance Participations S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,022,820
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,022,820
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,022,820
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%[1]
14.	Type of Reporting Person OO

1 Based on 179,827,459 Ordinary Shares, €0.01 nominal value per share (the “Ordinary Shares”) of Technip Energies N.V. (the “Issuer”) issued as of March 22, 2021, as reported in Euronext Corporate Event Notice number PAR_20210318_07140_EUR, dated March 18, 2021 (the “Euronext Notice”).

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CUSIP No. 87854Y109

1.	Names of Reporting Persons. Caisse des Dépôts et Consignations
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 228,847
	8.	Shared Voting Power 16,238,670
	9.	Sole Dispositive Power 228,847
	10.	Shared Dispositive Power 16,238,670
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,467,517
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.2%[2]
14.	Type of Reporting Person OO

2 Based on 179,827,459 Ordinary Shares issued as of March 22, 2021, as reported in the Euronext Notice.

3

CUSIP No. 87854Y109

1.	Names of Reporting Persons. EPIC Bpifrance
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,022,820
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,022,820
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,022,820
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%[3]
14.	Type of Reporting Person OO

3 Based on 179,827,459 Ordinary Shares issued as of March 22, 2021, as reported in the Euronext Notice.

4

CUSIP No. 87854Y109

1.	Names of Reporting Persons. Bpifrance S.A.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,022,820
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,022,820
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,022,820
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%[4]
14.	Type of Reporting Person OO

4 Based on 179,827,459 Ordinary Shares issued as of March 22, 2021, as reported in the Euronext Notice.

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Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D previously filed by the Reporting Persons (as defined below) with the Securities and Exchange Commission on April 9, 2021, as amended and supplemented by Amendment No. 1 filed on May 15, 2021 (the “Original Schedule 13D” and, as amended and supplemented by Amendment No. 1 and this Amendment No. 2, the “Schedule 13D”). This Schedule 13D relates to the ordinary shares, €0.01 nominal value per share (“Ordinary Shares”), of Technip Energies N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Issuer”).

Item 2. Identity and Background

This Amendment No. 2 amends and restates Item 2 of the Original Schedule 13D in its entirety as follows:

This Schedule 13D is filed jointly by (i) Bpifrance Participations S.A., a société anonyme incorporated under the laws of the Republic of France (“Bpifrance Participations”), (ii) the Caisse des Dépôts et Consignations, a French special public entity (établissement special) (“CDC”), (iii) EPIC Bpifrance, a French public institution of industrial and commercial nature (“EPIC”), and (iv) Bpifrance S.A. Bpifrance Participations, CDC, EPIC and Bpifrance S.A. are referred to herein collectively as the “Reporting Persons.” The principal address for CDC is 56, rue de Lille, 75007 Paris, France. The principal address for Bpifrance Participations S.A., EPIC and Bpifrance S.A. is 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France.

Bpifrance Participations is a French public investment entity specializing in the business of equity financing via direct investments or fund of funds. Bpifrance Participations is wholly-owned by Bpifrance S.A., a French credit institution. CDC and EPIC each hold 49.2% of the share capital of Bpifrance S.A. and jointly control Bpifrance S.A. CDC is principally engaged in the business of long-term investments. EPIC is principally engaged in the business of banking finance.

As of the date hereof, (i) Bpifrance Participations holds directly 16,022,820 Ordinary Shares and (ii) CDC holds directly 228,847 Ordinary Shares. As of the date hereof, neither Bpifrance S.A. nor EPIC holds any Ordinary Shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 16,022,820 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations. CDC and EPIC may be deemed to be the beneficial owner of 16,022,820 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A. CDC may be deemed to be the beneficial owner of 215,850 Ordinary Shares, indirectly through its control of CNP Assurances, following the acquisition by CDC of the control of the French public group La Poste on March 4, 2020. CNP Assurances holds directly 215,850 Ordinary Shares.

Attached as Appendices A, B, C and D to Item 2 is information concerning the executive officers and directors of Bpifrance Participations, Bpifrance S.A., CDC and EPIC, respectively, required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons, nor, to the best of their knowledge, any of the persons referred to in Appendices A, B, C and D to the Original Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On January 9, 2022, Bpifrance Participations purchased 3,600,000 Ordinary Shares at €13.15 per share for a total purchase price of €47.34 million from Technip FMC plc (“Technip FMC”) pursuant to the Share Purchase Agreement by and between Technip FMC and Bpifrance Participations (the “Share Purchase Agreement”). Bpifrance Participations obtained the funds to purchase the Ordinary Shares from working capital.

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Item 4. Purpose of Transaction.

The information included in Items 3 and 6 is incorporated herein by reference.

All of the Ordinary Shares that are held of record by the Reporting Persons as reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Ordinary Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Ordinary Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Except as set forth above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the board of directors of the Issuer or other third parties regarding such matters.

 Item 5. Interest in Securities of the Issuer.

This Amendment No. 2 amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

As of the date hereof, (i) Bpifrance Participations holds directly 16,022,820 Ordinary Shares, which represents approximately 8.9% of the Issuer’s Ordinary Shares and (ii) CDC holds directly 228,847 Ordinary Shares, which represents approximately 0.1% of the Issuer’s Ordinary Shares. As of the date hereof, neither Bpifrance S.A. nor EPIC holds any Ordinary Shares directly. Bpifrance S.A. may be deemed to be the beneficial owner of 16,022,820 Ordinary Shares, indirectly through its sole ownership of Bpifrance Participations.  CDC and EPIC may be deemed to be the beneficial owner of 16,022,820 Ordinary Shares, indirectly through their joint ownership and control of Bpifrance S.A. CDC may be deemed to be the beneficial owner of 215,850 Ordinary Shares, indirectly through its control of CNP Assurances, following the acquisition by CDC of the control of the French public group La Poste on March 4, 2020. CNP Assurances holds directly 215,850 Ordinary Shares, which represents approximately 0.1% of the Issuer’s Ordinary Shares. In the aggregate, CDC may be deemed to be the beneficial owner of 16,467,517 Ordinary Shares, directly and indirectly (through its joint ownership and control of Bpifrance S.A. and its control of CNP Assurances).

(a)       See also the information contained on the cover pages of this Schedule 13D which is incorporated herein by reference.  The percentage of Ordinary Shares beneficially owned by each Reporting Person is based on 179,827,459 Ordinary Shares of the Issuer issued as of March 22, 2021, as reported in the Euronext Notice.

(b)       See the information contained on the cover pages of this Schedule 13D, which is incorporated herein by reference.

(c)       See the information contained in Item 3, which is incorporated herein by reference. Other than (i) the acquisitions of an aggregate of 10,253 Ordinary Shares by Bpifrance Participations from December 22, 2021 through December 24, 2021 and (ii) the return of an aggregate of 764,000 Ordinary Shares by CNP Assurances that had been previously received as collateral securities from certain debtors from November 22, 2021 through December 21, 2021, the details of which are set forth in Appendix E attached hereto, which is incorporated herein by reference, no other transactions in Ordinary Shares were effected during the past 60 days by the Reporting Persons.

(d)       Not applicable.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 2 amends and supplements Item 6 of the Original Schedule 13D by adding the following:

On January 9, 2022, the Issuer entered into the Share Purchase Agreement, pursuant to which Bpifrance Participations agreed to purchase from Technip FMC 3,600,000 Ordinary Shares for $47.34 million. The Share Purchase Agreement is attached as Exhibit 99.5 to this Schedule 13D and incorporated herein by reference.

7

Item 7. Material to be Filed as Exhibits.

99.5       Share Purchase Agreement, dated as of January 9, 2022, by and among Technip FMC and Bpifrance Participations.

8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2022

Bpifrance Participations S.A.

By:	/s/ Sophie Paquin*
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Caisse Des Dépôts et Consignations

By:	/s/ Laurence Giraudon**
	Name:	Laurence Giraudon
	Title:	Chief Operating Officer Finance and Operations Department

Epic Bpifrance

By:	/s/ Sophie Paquin***
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance S.A.

By:	/s/ Boubakar Dione****
	Name:	Boubakar Dione
	Title:	Group Director of Legal Affairs

* Sophie Paquin is signing on behalf of Bpifrance Participations SA. by power of attorney previously filed with the Securities and Exchange Commission on February 8, 2018 as Exhibit 1 to Schedule 13D, and hereby incorporated herein by reference.

** Laurence Giraudon is signing on behalf of Caisse des Dépôts et Consignations by virtue of a decision dated January 5, 2022, filed as Exhibit 3 hereto, incorporated herein by reference.

***Sophie Paquin is signing on behalf of EPIC Bpifrance by power of attorney previously filed with the Securities and Exchange Commission on February 14, 2017 as Exhibit 3 to Schedule 13G, and hereby incorporated herein by reference.

**** Boubakar Dione is signing on behalf of Bpifrance S.A. by power of attorney previously filed with the Securities and Exchange Commission on September 7, 2017 as Exhibit 2 to Schedule 13D, and hereby incorporated herein by reference.

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APPENDIX A

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE PARTICIPATIONS S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance Participations S.A. are set forth below. The business address of each director and executive officer is Bpifrance Participations S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

BOARD OF DIRECTORS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Director, Chairman, Chief Executive Officer of Bpifrance Participations, and Chief Executive Officer of Bpifrance

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

FREDERIC SAINT-GEOURS	Director, Director of Société nationale SNCF

FRENCH STATE, represented by CHARLES SARRAZIN	Director, in charge of shareholding interests in the Service & Finance sectors, Agence des Participations de l’Etat (French State Shareholding Agency)

CONSTANCE VALIGNY	Director, Assistant Director for macroeconomic policies, Direction Générale du Trésor (French Treasury)

CHLOE MAYENOBE	Director, deputy CEO Natixis Payment

VICTOIRE AUBRY	Director, Chief Financial Officer of Icade

ROMAIN BONENFANT	Director, Chief, Service of Industry, General Directorate for Companies of the Ministry of Economy and Finance

EXECUTIVE OFFICERS

Name	Present Principal Occupation or Employment

NICOLAS DUFOURCQ	Chief Executive Officer

JOSÉ GONZALO	Executive Director

PIERRE BENEDETTI	Chief Financial Officer

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APPENDIX B

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

CAISSE DES DÉPÔTS

The name, business address and present principal occupation or employment of each of the members of the Management Committee of Caisse des Dépôts are set forth below. The business address of each director and executive officer is Caisse des Dépôts, c/o 56, rue de Lille, 75007 Paris, France. Unless otherwise indicated, each such person is a citizen of France.

MANAGEMENT COMMITTEE

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Chief Executive Officer of Caisse des Dépôts

OLIVIER SICHEL	Deputy Chief Executive Officer of Caisse des Dépôts

NICOLAS DUFOURCQ	Chief Executive Officer of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director of Finance for the Caisse des Dépôts Group

PIERRE CHEVALIER	Head of Legal and Tax Department

NATHALIE TUBIANA	Risk Director of the Caisse des Dépôts Group

OLIVIER MAREUSE	Chief Investment officer - Director of Savings Funds at Caisse des Dépôts

CATHERINE MAYENOBE	Secretary General of Caisse des Dépôts Group

PAUL PENY	Caisse des Dépôts Group Human Resources Director

SOPHIE QUATREHOMME	Group Corporate Communications Director

MICHEL YAHIEL	Pensions and Solidarity Director

ANTOINE SAINTOYANT	Director of strategic holdings at Caisse des Dépôts

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APPENDIX C

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

EPIC BPIFRANCE

The name, business address and present principal occupation or employment of each of the directors and executive officers of EPIC Bpifrance are set forth below. The business address of each director and executive officer is EPIC Bpifrance, 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

CHRISTIAN BODIN	Director, Chairman, Chief Executive Officer of EPIC Bpifrance

PIERRE-LOUIS AUTIN	Director, Head of department SITTAR at the Higher Education, Research and Innovation Ministry

PIERRE CHABROL	Director, Deputy Director at the Directorate of Financing, Industry and Market of the Ministry of Economy and Finance

ALBAN HAUTIER	Director, Deputy Director at the General Directorate for Budget of the Ministry of Economy and Finance

VINCENT TEJEDOR	Director, Assistant Director in charge of the development of enterprises, General Directorate for Companies of the Ministry of Economy and Finance

MARIE-ANNE LAVERGNE	Director, Investment Manager at the Agence des Participations de l’Etat (French State Shareholding Agency)

GERALDINE LEVEAU	Director, Deputy General Secretary for Public Investment

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APPENDIX D

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of

BPIFRANCE S.A.

The name, business address and present principal occupation or employment of each of the directors and executive officers of Bpifrance S.A. are set forth below. The business address of each director and executive officer is Bpifrance S.A., 27-31, avenue du Général Leclerc, 94710 Maisons-Alfort Cedex, France. Unless otherwise indicated, each director and executive officer is a citizen of France.

DIRECTORS

Name	Present Principal Occupation or Employment

ERIC LOMBARD	Director, Chairman, Chief Executive Officer of the Caisse des Dépôts

NICOLAS DUFOURCQ	Director, Chief Executive Officer of Bpifrance and Director, Chairman and Chief Executive Officer of Bpifrance Participations

MARTIN VIAL	Director, Chairman of the Agence des Participations de l’Etat (French State Shareholding Agency)

MARIE DELEAGE	Director representing the employees of Bpifrance

PHILIPPE BAYEUX	Director representing the employees of Bpifrance

VIRGINIE CHAPRON-DU JEU	Director, Director of Finance for the Caisse des Dépôts Group

CLAIRE DUMAS	Director, Finance Director at Société Générale

CATHERINE LAGNEAU	Director, Deputy Director of the General council of economy

ANTOINE SAINTOYANT	Director, Director of strategic holdings at Caisse des Dépôts

ANNABEL ANDRE	Director, Regional councilor (conseiller régional) of the Regional Council of Auvergne-Rhone-Alpes

HAROLD HUWART	Director, Vice-president of the Regional Council of Centre-Val-de-Loire, in charge of the economy, farming and associations

CAROLE ABBEY DUVAL	Director, Head of the Steering Department at Caisse des Dépôts

DIANE SIMIU	Director, deputy of the general commissioner for sustainable development at the Ministry for economic and solidarity transition

SOPHIE STABILE	Director, Chief Financial Officer of Lagardère

SEBASTIEN RASPILLER	Director, Head of the Financial Sector Department of the French Treasury

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APPENDIX E

As of January 11, 2022, the below chart reflects the transactions in Common Shares effected by Bpifrance Participations and CDC through its control of CNP Assurances since those reported on Amendment No. 1.

All of the Ordinary Shares listed directly below were acquired in open market and off-market transactions executed by a broker on Bpifrance Participations’ behalf.

Date	Ordinary Shares Sold	Price per Common Share	Transaction Price Range
December 22, 2021	328	€12.35	€12.35
December 24, 2021	9,925	€12.50 *	€12.4825 to €12.50

All of the Ordinary Shares returned by CNP Assurances were Ordinary Shares that had been previously received by CNP Assurances as collateral securities from certain debtors.

Date	Ordinary Shares Returned	Price per Common Share	Transaction Price Range
November 22, 2021	12,000	N/A	N/A
November 23, 2021	42,000	N/A	N/A
November 25, 2021	31,000	N/A	N/A
December 3, 2021	31,000	N/A	N/A
December 9, 2021	250,000	N/A	N/A
December 14, 2021	220,000	N/A	N/A
December 16, 2021	68,000	N/A	N/A
December 21, 2021	110,000	N/A	N/A

* Reflects the weighted average sale price per Ordinary Share for Ordinary Shares sold in multiple transactions. The Reporting Persons undertake to provide the SEC staff, upon request, all information regarding the number of Ordinary Shares sold at each price within the ranges set forth above in this Appendix E.

14

 Free translation for information purposes only

FREE TRANSLATION OF
EXCERPTS FROM THE DECISION

SUB-DELEGATING SIGNATURE AUTHORITY FOR

THE DEPARTMENT IN CHARGE OF ASSET MANAGEMENT OF

CAISSE DES DÉPÔTS ET CONSIGNATIONS

Dated: January 5, 2022

Caisse des dépôts et des Consignations

DEPARTMENT IN CHARGE OF ASSET MANAGEMENT

OF THE CAISSE DES DEPOTS ET CONSIGNATIONS

Decision dated January 5, 2022 sub-delegating power of signature for the department in charge of asset management (direction chargée des Gestions d’actifs) of the Caisse des dépôts et consignations.

The Director of the department in charge of asset management (directeur de la direction chargée des Gestions d’actifs) of the Caisse des dépôts et consignations,

Having regard to Title X of the Finance Act of April 28, 1816, as amended;

Having regard to the French Monetary and Financial Code, in particular Articles L. 211-1, L. 518-2 et seq. and R. 518-0 et seq.;

Having regard to the executive order dated May 18, 2020 on the organization of the Caisse des dépôts et consignations;

Having regard to the executive order dated February 8, 2021 delegating power of signature for the department in charge of the savings fund and for the department in charge of asset management (direction chargée du Fonds d’épargne et de la direction chargée des Gestions d’actifs) of the Caisse des dépôts et consignations, in particular its Article 2;

Decides,

Art. 1 — Within the limits of the attributions of their respective departments, sub-delegation is given to Mr. Joël Prohin, in charge of the investment management department (responsable du département gestion des placements) and to Mrs. Laurence Giraudon, head of the finance and operations department (responsable du département finance et operations), in order to sign on behalf of the General Manager (directeur général), any acts within the limit of the attributions of their respective departments of the department in charge of asset management, including:

1° acts relating to the management of financial assets of the savings fund and management of financial assets of the general section, including, with faculty to substitute or give mandate, notarized acts relating to investment portfolios;

2° acts relating to the financial operations processed by the intermediation service on behalf of the general section, in particular the management of treasury assets, the related derivatives and repurchase transactions, and macro-hedging operations;

[…]

Mr. Joel Prohin and Ms. Laurence Giraudon are empowered to represent the Caisse des dépôts et consignations at meetings of board of directors, supervisory boards and shareholders’ meetings, or at the meetings of any other corporate body of companies or entities, whether or not such company or entity are legal persons, of French or non-French nationality, the monitoring of which lies within the competence of the department in charge of asset management.

[…]

Olivier Mareuse